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EXHIBIT 12.1

PROTECTION ONE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

	PROTECTION ONE				PREDECESSOR
	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	53 Weeks Ended December 30, 1996	52 Weeks Ended December 20, 1995
Earnings:
Net loss	$(80,736)	$(17,833)	$(42,315)	$(656)	$(4,860)	$(5,923)
Adjustments:
Extraordinary loss	1,691	(1,591)	—	—	—	—
Consolidated provision for income taxes	27,108	3,689	28,405	(310)	(2,978)	(3,630)
Fixed charges less interest income	87,037	56,129	33,483	15	10,879	12,159

Earnings as adjusted (A)	35,100	40,394	19,573	(951)	3,041	2,606

Fixed Charges:
Interest on debt and capitalized leases	84,691	55,990	33,483	15	10,879	12,159
Amortization of deferred financing costs	2,346	139	—	—	—	—

Fixed Charges (B)	87,037	56,129	33,483	15	10,879	12,159

Ratio of earnings to fixed charges (A) divided by (B)
Deficiency of earnings to fixed charges	51,937	15,735	13,910	966	7,838	9,553

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EXHIBIT 12.1 PROTECTION ONE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (IN THOUSANDS)